December 17, 2008

VIA EDGAR

Re:	Virtus Investment Partners, Inc.
Registration Statement on Form 10 (File No. 001-10994)
Acceleration Request

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Hardy

Ladies and Gentlemen:

Virtus Investment Partners, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern time on December 19, 2008 or as soon thereafter as practicable.

The Company hereby acknowledges the following matters:

(1) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

(2) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing referenced above effective, it does not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Gary Horowitz of Simpson Thacher & Bartlett LLP at (212) 455-7113.

Very truly yours,

VIRTUS INVESTMENT PARTNERS, INC.

By: /s/ Michael A. Angerthal

Name: Michael A. Angerthal

Title:   Chief Financial Officer